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07027019

Grace H. Brown
202 457 5953
grace.brown@hklaw.com

SEC MAIL PROCESSING SECTION
RECEIVED
OCT 01 2007
WASH, D.C.
209

October 1, 2007

BY HAND DELIVERY

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0302

PROCESSED
OCT 03 2007
THOMSON
FINANCIAL

Re: Japan Tobacco Inc. (File No. 82-4362)
Information Furnished Pursuant to
Rule 12g3-2 under the Securities Exchange Act of 1934

SUPPL

Ladies and Gentlemen:

We are counsel to Japan Tobacco Inc., a corporation incorporated under the laws of Japan (the "Company"), in connection with this filing made pursuant to the exemption provided under Rule 12g3-2 (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Attached as an Annex to this letter is a list of information, certain items of which are enclosed herewith, that the Company has made public pursuant to the laws of Japan, has filed with stock exchanges or has distributed to its security holders, subsequent to the information furnished under cover of the letter, dated May 25, 2004, from Mori Hamada & Matsumoto to the Securities and Exchange Commission (the "Commission"), and subsequent to the information previously furnished to the Commission by this firm on behalf of the Company.

The information set forth herein is being furnished to the Commission pursuant to subparagraph (b)(1)(iii) of the Rule. In accordance with subparagraphs (b)(4) and (b)(5) of the Rule, the information and documents furnished herewith are being, and any information or documents furnished in the future by the Company pursuant to the Rule will be, furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to Section 18 of the Exchange Act, and that neither this letter nor the furnishing of any such information or documents pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

dw10/2

If you have any questions regarding this filing, please do not hesitate to call me at (202) 457-7036 or, in my absence, Neal N. Beaton of the New York office at (212) 513-3470 or Lance D. Myers of the New York office at (212) 513-3217. We would appreciate it if you would date stamp the enclosed copy of this letter and return it to our waiting messenger.

Very truly yours,

Grace H. Brown

Grace H. Brown
Holland & Knight LLP

4826679_v1

ANNEX

INFORMATION DISTRIBUTED

A. JAPANESE LANGUAGE DOCUMENTS
(brief description of Japanese language document listed below is set out in EXHIBIT A hereto)

1. Revised financial forecast of the Company's subsidiary

B. ENGLISH LANGUAGE DOCUMENTS
(English documents listed below are included in EXHIBIT B hereto)

1. Press Releases

	Date	Title
1)	09/11/2007 (09/11/2007)	JT Has Extended a Guarantee to the Outstanding Gallaher Bonds
2)	09/26/2007 (09/26/2007)	JT and Torii Sign Licensing Agreement with Keryx for Development and Commercialization of Hyperphosphatemia Drug in Japan
3)	09/27/2007 (09/27/2007)	JT Announces Plans to Close Cardiff Factory
4)	09/28/2007 (09/28/2007)	JT Announces Plans to Close Linz Factory

---

Note: The dates in parentheses are the dates of the releases in Japanese

EXHIBIT A

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

1. Revised financial forecast of the Company's subsidiary

   Due to the agreement with Keryx Biopharmaceuticals, Inc. for development and commercialization of hyperphosphatemia drug in Japan, Torii Pharmaceutical Co., Ltd. (Torii) (TSE: 4551), the Company's pharmaceutical subsidiary, has revised its forecast for the semi-annual and full-year financial forecast for the year ending March 31, 2008. As the parent company of Torii, the Company has released the Torii's revised forecast pursuant to the disclosure rule of Tokyo Stock Exchange. There's no revision in JT's consolidated financial forecast.

EXHIBIT B

ENGLISH DOCUMENTS

Set out below is the English documents referred to in ANNEX, Section B, item 1.

JAPAN TOBACCO INC.
2-1, Toranomon 2-chome, Minato-ku
Tokyo 105-8422 JAPAN
Phone:03-3582-3111

Contact: Yukiko Seto
General Manager
Media and Investor Relations Division
Japan Tobacco Inc.
Tokyo: +81-3-5572-4292

FOR IMMEDIATE RELEASE

JT Has Extended a Guarantee to the Outstanding Gallaher Bonds

Tokyo, September 11, 2007 --- Japan Tobacco Inc. (JT) (TSE: 2914) announced today that it has extended a guarantee to the five outstanding Gallaher Group Plc (Gallaher) bonds denominated in Euro and Sterling. The guarantee is effective immediately and is terminable at JT's option with 60 days notice. The bonds benefiting from this guarantee are:

EUR375m 5.875% due 2008 (ISIN XS0089315930);
STG300m 6.625% due 2009 (ISIN XS0097233075);
EUR800m 4.625% due 2011 (ISIN XS0193805214);
STG250m 5.75% due 2013 (ISIN XS0161361828); and
EUR500m 4.50% due 2014 (ISIN XS0269190533).

This guarantee has been extended to show the support of JT for the Gallaher obligations and is part of the ongoing integration process of Gallaher into the JT Group following the completion of the acquisition on April 18, 2007. A copy of the deed of guarantee has been placed with the trustees: HSBC Trustee (C.I.) Limited in respect of the 2011, 2013 and 2014 bonds, HSBC Bank plc in respect of the 2009 bonds and BNY Corporate Trustee Services Limited in respect of the 2008 bonds.

###

Japan Tobacco Inc. is the world's third largest international manufacturer of tobacco products. The company manufactures internationally recognized cigarette brands including Winston, Camel, Mild Seven and Benson & Hedges. Since its privatization in 1985, JT has actively diversified its operations into pharmaceuticals and foods. The company's net sales were ¥4.769 trillion in the fiscal year ended March 31, 2007.

Contact for Japan Tobacco Inc.:
Yukiko Seto
General Manager
Media and Investor Relations Division
Japan Tobacco Inc.
Tokyo: +81-3-5572-4292

Contact for Torii Pharmaceutical Co., Ltd.:
Planning Department (Public Relations)
Torii Pharmaceutical Co., Ltd.
Tokyo: +81-3-3231-6814

FOR IMMEDIATE RELEASE

JT and Torii Sign Licensing Agreement with Keryx for Development and Commercialization of Hyperphosphatemia Drug in Japan

Tokyo, September 26, 2007 --- Japan Tobacco Inc. (JT) (TSE: 2914) and Torii Pharmaceutical Co., Ltd. (Torii) (TSE: 4551), JT's pharmaceutical business subsidiary, announced today that the companies have signed a licensing agreement with Keryx Biopharmaceuticals, Inc. (Keryx) (Nasdaq: KERX), under which JT and Torii will hold the exclusive rights to develop and commercialize Keryx's hyperphosphatemia drug in Japan, which is currently in phase II clinical study in the United States under the name of "Zerenex™."

Hemodialysis patients with chronic renal insufficiency often suffer from hyperphosphatemia (high phosphorus levels in the blood), a condition that may lead to complications that frequently present themselves concurrently in patients, including bone fractures and a calcified vessel wall, which is known to cause sclerosis.

The drug is a novel and ferric ion-based product, which has the capacity to bind to phosphorous and form non-absorbable complexes. The product is orally available and is unique to existing products, such as those containing aluminum ion or calcium ion, or polymer compound.

Under the terms of the agreement, JT and Torii will develop the compound and Torii will be commercializing it, once the development and necessary approval procedures have been completed. JT and Torii will pay to Keryx up to US$100 million in upfront licensing fees and payments upon the achievement of certain milestones, including up to US$20 million in upfront payments and near-term milestones by the end of the fiscal year ending March 31, 2008. In addition, the companies will pay royalties to Keryx based on product sales.

About Keryx Biopharmaceuticals, Inc.

Keryx Biopharmaceuticals, Inc. is focused on the acquisition, development and commercialization of medically important, novel pharmaceutical products for the treatment of life-threatening diseases, including diabetes and cancer.
Keryx is traded on the Nasdaq Stock Market under the symbol "KERX."

Headquarters:	New York, USA
Chairman and CEO:	MICHAEL S. WEISS
Established:	1998

###

Japan Tobacco Inc. is the world's third largest international manufacturer of tobacco products. Since its privatization in 1985, JT has actively diversified its operations into pharmaceuticals and foods. JT entered into the pharmaceutical business in 1987 and established the Central Pharmaceutical Research Institute in 1993. JT is currently engaged in the research and development of new drugs in various areas such as glucose and lipid metabolism, anti-virus, immune disorders and inflammation, and bone metabolism. The company's net sales were ¥4.769 trillion in the fiscal year that ended March 31, 2007.

Torii Pharmaceutical Co., Ltd., established in 1921, has manufactured and distributed ethical pharmaceutical products. In 1998, Torii became a member of the JT Group. To maximally leverage the synergy of the Group, R&D functions were transferred to JT and sales and marketing functions were transferred to Torii. Torii and JT continue to operate in close collaboration. Torii's net sales were approximately ¥39,577 million in the fiscal year that ended March 31, 2007.

JAPAN TOBACCO INC.
2-1, Toranomon 2-chome, Minato-ku
Tokyo 105-8422 JAPAN
Phone:03-3582-3111

Contact: Yukiko Seto
General Manager
Media and Investor Relations Division
Japan Tobacco Inc.
Tokyo: +81-3-5572-4292

FOR IMMEDIATE RELEASE

JT Announces Plans to Close Cardiff Factory

Tokyo, September 27, 2007 --- Japan Tobacco Inc. (JT) (TSE: 2914) announced today that JT International (JTI), JT's international tobacco subsidiary, plans to close its Cardiff factory, located in Wales. This follows an extensive review of the manufacturing operations and market conditions in the United Kingdom, conducted as part of the integration plan for Gallaher, which was acquired by JT in April.

The Cardiff factory was established in 1961, and today manufactures approximately 330 million cigars annually. Based on current plans, the factory will cease operations in September 2009. The decision will affect 184 jobs across the site.

The majority of Cardiff's production will be transferred to the Lisnafillan factory in Northern Ireland, and is expected to create up to 95 new jobs in the area.

Employees of the Cardiff and Lisnafillan factories were advised of the company's plans today. Consultation with the local Works Council and other relevant bodies also began today. As per standard JTI practice, all affected employees will be offered fair and generous treatment.

The closure of the Cardiff factory, once realized, would reduce the number of JTI factories worldwide from 33 to 32.

The JT Group will continue to enhance its operational efficiency to deliver maximum corporate value.

###

Japan Tobacco Inc. is the world's third largest international manufacturer of tobacco products. The company manufactures internationally recognized cigarette brands including Winston, Camel, Mild Seven and Benson & Hedges. Since its privatization in 1985, JT has actively diversified its operations into pharmaceuticals and foods. The company's net sales were ¥4.769 trillion in the fiscal year ended March 31, 2007.

JAPAN TOBACCO INC.
2-1, Toranomon 2-chome, Minato-ku
Tokyo 105-8422 JAPAN
Phone:03-3582-3111

Contact: Yukiko Seto
General Manager
Media and Investor Relations Division
Japan Tobacco Inc.
Tokyo: +81-3-5572-4292

FOR IMMEDIATE RELEASE

JT Announces Plans to Close Linz Factory

Tokyo, September 28, 2007 --- Japan Tobacco Inc. (JT) (TSE: 2914) announced today that JT International (JTI), JT's international tobacco subsidiary, plans to close its Linz factory, located in Austria. This follows an extensive review of the manufacturing operations in Austria conducted as part of the integration plan for Gallaher, which was acquired by JT in April.

The current Linz factory was established in 1935, and today manufactures popular brands such as Memphis and Benson & Hedges with an annual production volume of approximately 20 billion cigarettes.

Based on current plans, the factory will cease operations by the end of 2009. The plans will affect approximately 300 jobs in Linz and Vienna. All production in Austria will be focused in the Hainburg factory, which will be upgraded to a mid-size factory producing JTI's strategic Global Flagship Brands, including Camel and Winston.

Employees of the Linz and Hainburg factories were advised of the company's plans today. Consultations with the local Works Council and other relevant bodies also began today. As per standard JTI practice, all affected employees will be offered fair and generous treatment.

Once realized, the closure of the Linz factory would reduce the number of JTI factories worldwide to 31. The JT Group will continue to enhance its operational efficiency to deliver maximum corporate value.

###

Japan Tobacco Inc. is the world's third largest international manufacturer of tobacco products. The company manufactures internationally recognized cigarette brands including Winston, Camel, Mild Seven and Benson & Hedges. Since its privatization in 1985, JT has actively diversified its operations into pharmaceuticals and foods. The company's net sales were ¥4.769 trillion in the fiscal year ended March 31, 2007.

END